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                              October 27, 2022

       Sizhen Wang
       Chief Executive Officer
       Genetron Holdings Limited
       1-2/F, Building 11, Zone 1
       No. 8 Life Science Parkway
       Changping District, Beijing, 102206
       People   s Republic of China

                                                        Re: Genetron Holdings
Limited
                                                            Annual Report on
Form 20-F
                                                            Response dated
September 30, 2022
                                                            File No. 001-39328

       Dear Sizhen Wang:

               We have reviewed your September 30, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 16, 2022 letter.

       Annual Report on Form 20-F

       Introduction, page iii

   1. We note your response to prior comment 1. Please ensure that your disclosure in future reports clarifies that
the legal and operation risks associated with operating in China also apply to operations in
Hong Kong and/or Macau. To the extent you have operations in
                                                        Hong Kong or Macau,
please also ensure that you provide additional disclosure related to the enforceability of
civil liabilities in these jurisdictions.

              You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 if you
       have questions regarding comments on the financial statements and related matters. Please
 Sizhen Wang
Genetron Holdings Limited
October 27, 2022
Page 2

contact Alan Campbell at 202-551-4224 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                        Sincerely,

FirstName LastNameSizhen Wang                           Division of Corporation
Finance
                                                        Office of Industrial
Applications and
Comapany NameGenetron Holdings Limited
                                                        Services
October 27, 2022 Page 2
cc:       Xuelin Wang
FirstName LastName